Exhibit 99.1
Income Statement by activity
Unaudited

	For the Year Ended December 31, 2018			For the Year Ended December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	110,412	110,171	341	105,730	105,527	296
Cost of revenues	95,011	94,910	201	89,710	89,612	191
Selling, general and other costs	7,318	7,286	32	7,177	7,145	32
Research and development costs	3,051	3,051	—	2,903	2,903	—
Result from investments	235	40	195	399	209	190
Reversal of a Brazilian indirect tax liability	—	—	—	895	895	—
Gains on the disposal of investments	—	—	—	76	76	—
Restructuring costs	103	103	—	86	84	2
Net financial expenses	1,056	1,056	—	1,345	1,345	—
Profit before taxes	4,108	3,805	303	5,879	5,618	261
Tax expense	778	735	43	2,588	2,561	27
Result from intersegment investments	—	260	—	—	234	—
Net profit from continuing operations	3,330	3,330	260	3,291	3,291	234
Profit from discontinued operations, net of tax	302	302	—	219	219	—
Net profit	3,632	3,632	260	3,510	3,510	234

Adjusted EBIT	6,738	6,435	303	6,609	6,346	263
For the years ended December 31, 2018 and 2017, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €546 million and €445 million, respectively, net of intercompany eliminations. The Adjusted EBIT for Magneti Marelli related to Industrial activities only.

Statement of Financial Position by activity
Unaudited

	At December 31, 2018			At December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Goodwill and intangible assets with indefinite useful lives	13,970	13,970	—	13,390	13,390	—
Other intangible assets	11,749	11,745	4	11,542	11,539	3
Property, plant and equipment	26,307	26,305	2	29,014	29,012	2
Investments and other financial assets	2,979	3,364	1,416	2,977	3,356	1,228
Deferred tax assets	1,814	1,778	36	2,004	1,955	49
Inventories	10,694	10,694	—	12,922	12,922	—
Assets sold with a buy-back commitment	1,707	1,707	—	1,748	1,748	—
Trade receivables	2,048	2,050	20	2,460	2,461	19
Receivables from financing activities	3,614	1,213	3,697	3,140	1,356	2,906
Tax receivables	490	483	7	298	293	5
Other assets	4,250	4,239	11	4,166	4,157	9
Cash and cash equivalents	12,450	12,275	175	12,638	12,423	215
Assets held for sale	4,801	4,861	—	—	—	—
TOTAL ASSETS	96,873	94,684	5,368	96,299	94,612	4,436
Equity and Liabilities
Equity	24,903	24,903	1,782	20,987	20,987	1,598
Employee benefits liabilities	8,470	8,468	2	9,278	9,276	2
Provisions	16,044	16,054	9	14,779	14,777	11
Deferred tax liabilities	937	937	—	388	388	—
Debt	14,528	12,379	3,364	17,971	16,461	2,632
Trade payables	19,229	19,221	18	21,939	21,939	8
Other financial liabilities	207	207	—	139	139	—
Tax payables	115	97	28	383	370	22
Other liabilities	9,509	9,346	165	10,435	10,275	163
Liabilities held for sale	2,931	3,072	—	—	—	—
TOTAL EQUITY AND LIABILITIES	96,873	94,684	5,368	96,299	94,612	4,436

Statement of Cash Flows by activity
Unaudited

	For the Year Ended December 31, 2018			For the Year Ended December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit from continuing operations	3,330	3,330	260	3,291	3,291	234
Amortization and depreciation	5,507	5,506	1	5,474	5,473	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	130	67	(197)	(257)	(316)	(175)
Dividends received	75	113	—	102	115	—
Change in provisions	913	913	—	545	543	2
Change in deferred taxes	457	448	9	1,075	1,076	(1)
Change in items due to buy-back commitments	158	158	—	(11)	(11)	—
Change in working capital	(1,106)	(1,130)	24	(539)	(637)	98
Cash flows from operating activities - discontinued operations	484	484	—	705	705	—
TOTAL	9,948	9,889	97	10,385	10,239	159
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(5,392)	(5,389)	(3)	(8,105)	(8,102)	(3)
Investment in joint ventures, associates and unconsolidated subsidiaries	(3)	(3)	—	(9)	(9)	—
Proceeds from the sale of non-current assets	47	46	1	58	57	1
Net change in receivables from financing activities	(676)	84	(760)	(836)	(205)	(631)
Change in current securities	(75)	(75)	—	174	139	35
Other changes	(7)	(7)	—	(8)	(8)	—
Cash flows used in investing activities - discontinued operations	(632)	(632)	—	(570)	(570)	—
TOTAL	(6,738)	(5,976)	(762)	(9,296)	(8,698)	(598)

	For the Year Ended December 31, 2018			For the Year Ended December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(2,705)	(3,380)	675	(4,284)	(4,818)	534
Distributions paid	(1)	(1)	(38)	(1)	(1)	(13)
Other changes	11	11	—	(2)	(2)	—
Cash flows used in financing activities - Discontinued operations	(90)	(90)	—	(186)	(186)	—
TOTAL	(2,785)	(3,460)	637	(4,473)	(5,007)	521
Translation exchange differences	106	118	(12)	(1,296)	(1,278)	(18)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	531	571	(40)	(4,680)	(4,744)	64

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,638	12,423	215	17,318	17,167	151
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	531	571	(40)	(4,680)	(4,744)	64
LESS: CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD - INCLUDED WITHIN ASSETS HELD FOR SALE	719	719	—	—	—	—
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	12,450	12,275	175	12,638	12,423	215